04012719

82-3957

LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, Mumbai 400 001 • Phone : 22685656 • Fax : 91-22-22685893

E-Mail :

Ref :

SEC/DS/2004 January 20, 2004

Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094(3-6), 450 Fifth Street N.W.,
Washington DC 20549-U.S.A.,

SUPPL

04 FEB 10 AM 7:21

Dear Sir,

Sub : Disposal of Glass Container Business Undertaking – Resolution by Postal Ballot.

We forward herewith 3 copies of the Notice dated 14th January 2004 alongwith Postal Ballot Form being mailed to the shareholders, on the above referred subject.

The Notice dated 30th December 2003 convening the Extra-Ordinary General Meeting on February 3, 2004 to consider the above proposal is withdrawn and the meeting stands cancelled.

Thanking you,

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Yours faithfully,
For LARSEN & TOUBRO LIMITED

S.V.SUBRAMANIAN
COMPANY SECRETARY

Encl : a/a